Exhibit 99.1

AMTD IDEA Group achieved a 27.3% increase in net profit by delivering the first set of combined financials to include AMTD Digital Inc. and L’Officiel Inc. SAS

NEW YORK & SINGAPORE & HONG KONG, September 30, 2022

AMTD IDEA Group (“AMTD IDEA” or the “Company”, NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual listed company and a subsidiary of AMTD Group Company Ltd. (“AMTD Group” or the “Group”), today announced its unaudited financial results for the six months ended June 30, 2022. AMTD Group is a Hong Kong headquartered conglomerate focusing on the “IDEA” strategy to develop the four pillars of core businesses, namely international connectors and business services, digital solutions, education and training, and premium assets and hospitality.

Highlights of Financial Results and Key Changes for the Six Months Ended June 30, 2022

•

Total revenue for the six months ended June 30, 2022, increased by 27.5% as compared to the same period in prior year to HK$922.6 million (US$117.6 million equivalent), primarily attributable to the Company’s activities in investment banking business in both primary and secondary markets, as well as an increase in net fair value on investments and derivative financial assets.

•

Finance costs for the six months ended June 30, 2022 decreased by 61.0% as compared to the same period in prior year to HK$2.5 million (US$0.3 million equivalent), primarily due to the Company’s efforts in balance sheet management to identify early repayment opportunities as well as our convertible bond holder exercised its right to convert the bond and thus a lower interest charge was recorded for the period.

•

Profit for the six months ended June 30, 2022, increased by 27.3% as compared to the same period in prior year to HK$801.4 million (US$102.1 million equivalent). The Company’s management has successfully demonstrated resilience and business visions to generate solid new businesses and maintain core competitiveness amidst volatile markets during the Covid pandemic.

Recent Developments during the Six Months Ended June 30, 2022, together with Events subsequent to June 30, 2022

•

Effective January 31, 2022, the ticker symbol for the Company’s ADSs was changed to “AMTD”. On March 1, 2022, pursuant to the resolutions at the extraordinary general meeting of shareholders, the name of the Company was changed from AMTD International Inc. to AMTD IDEA Group.

•

In February 2022, the Company acquired a majority stake in AMTD Digital Inc. (“AMTD Digital”), a subsidiary of AMTD Group, with a total consideration of approximately US$993 million, by newly issuing 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares, priced at US$8.38 per share. The transaction was completed on February 23, 2022 and AMTD Digital became a subsidiary of the Company. AMTD Digital is a one-stop digital solutions platforms in Asia with businesses spanning multiple verticals, including digital financial services, digital media, content & marketing, digital solutions, and digital investments, which is a new operating segment to the Group. Included in the revenue is HK$56.0 million (US$7.1 million equivalent) attributable to the additional business generated by AMTD Digital.

•

Subsequently, on July 15, 2022, AMTD Digital completed its initial public offering and listing by way of issuance of its Class A ordinary shares on the New York Stock Exchange under the ticker symbol “HKD”, which were presented by the ADSs (each representing 0.4 Class A ordinary shares of AMTD Digital). On August 8, 2022, the over-allotment option was fully exercised.

•

In April 2022, the Company acquired all the equity interest of L’Officiel Inc. SAS (“L’Officiel”), a global fashion media group. L’Officiel serves as the operational holding company for the iconic French magazine L’Officiel, which recently celebrated its 100th anniversary, and the global L’Officiel network of fashion and luxury media brands including L’Officiel, L’Officiel Art, L’Officiel Hommes, La Revue Des Montres, Montres Des Legends, etc., which is also a new operating segment to the Group. The transaction was completed on April 20, 2022 whereby the Company started consolidating L’Officiel. The purchase price allocation of the acquisition is on provisional basis and subject to changes during the measurement period. Included in the revenue is HK$7.7 million (US$1.0 million equivalent) attributable to the additional business generated by L’Officiel.

•

On August 16, 2022, AMTD Group, AMTD Digital and the Company jointly announced that the Company had entered into certain agreements with AMTD Group and AMTD Digital (the “AMTD Assets Agreements”). Pursuant to the terms of the AMTD Assets Agreements, the Company will acquire 100% of the equity interest in AMTD Assets Group (“AMTD Assets”), which holds a global portfolio of premium properties, from AMTD Group at a consideration of US$268 million which will be settled by newly issued Class B ordinary shares of the Company. The Company will subsequently transfer such 100% of the equity interest in AMTD Assets to AMTD Digital at a consideration of US$268 million which will be settled by newly issued Class B ordinary shares of AMTD Digital. These transactions are subject to certain closing conditions. Upon completion of these transactions, AMTD Assets will be wholly owned by AMTD Digital.

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Chairman of the Board of the Directors, commented, “On behalf of the Board of Directors of the AMTD IDEA, I am very pleased to announce the unaudited financial information of the company covering the first six months ended June 30, 2022. The operating results shows a healthy, steady and stable growth in our revenue which increased by 27.5% compared to the same period in 2021. I am delighted to see this robust financial performance amid challenging and volatile environments and offer the Board’s thanks to the leadership and management for their insight, diligence, commitment, hard work, and investment intelligence. I look forward to seeing more positive and exciting results in the coming months.”

William Fung, CEO of AMTD IDEA, “While it has been almost 3 challenging years since the start of the global pandemic, coupled with increasingly challenging operating environment on the back of recent rising interest rates globally, our team has continued to excel and outperform year over year, adapting to the “new normals” and delivering sustainable solid financial and operating results. Some of the notable highlights for the interim period include total revenue increased by 27.5% to HK$922.6 million (US$117.6 million equivalent) and net profit increased by 27.3% to HK$801.4 million (US$102.1 million equivalent). Furthermore, we took various concrete steps to continuing our investment into the future, developing talents, and to building a sustainable business model by further diversifying our business into innovative yet complimentary areas such as digital solutions, global media, and real estate areas, through the acquisitions of AMTD Digital, L’Officiel and AMTD Assets, respectively. The management team is committed to carrying out the IDEA business strategies, following guidance from the board and our parent, AMTD Group, in addition to generating values and to continuing build on the already solid foundation for the benefits of our shareholders.”

Financial Results for the Six Months Ended June 30, 2022

Revenue

Our revenue for the six months ended June 30, 2022 was HK$922.6 million (US$117.6 million equivalent), compared to HK$723.3 million for the six months ended June 30, 2021. The increase of 27.5% for the period was primarily due to our active investment banking and business advisory businesses, contributions from the new businesses of digital solutions and other services, and fashion and luxury media advertising and marketing services from the acquisitions of AMTD Digital and L’Officiel, and an increase in net fair value on investments and derivative financial assets under our strategic investment business:

•

Our fees and commissions for the investment banking segment for the six months ended June 30, 2022 increased from HK$291.5 million for the same period in prior year to HK$436.0 million (US$55.6 million equivalent) as we successfully branched out to secondary markets as well as maintained its core strengths to capture opportunities in the primary markets.

•	Through the acquisitions of AMTD Digital and L’Officiel during the period, we have introduced new revenue streams to the Company of HK$63.7 million (US$8.1 million equivalent).

•

The net fair value changes on investments and derivative financial assets for the six months ended June 30, 2022 increased from HK$204.0 million for the same period in prior year to HK$333.9 million (US$42.6 million equivalent) primarily due to increase in fair value of derivative financial assets but partially offset by a reduction in the fair value of our investment portfolio.

Other Income

Other income decreased by 31.7% as compared to the same period in prior year to HK$48.8 million (US$6.2 million equivalent), primarily due to a decrease in the average outstanding balance of interest bearing amounts due from our immediate holding company.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2022 increased by 45.1 % as compared to the same period in prior year to HK$60.6 million (US$7.7 million equivalent), primarily attributable to (i) increase in the amortization charge on the intangible assets from the aforesaid acquisitions of HK$9.2 million (US$1.18 million equivalent), (ii) additional operating expenses relating to new businesses acquired of HK$11.6 million (US$1.5 million equivalent), and (iii) an increase in business development expenses of HK$1.7 million (US$0.2 million equivalent) for overseas businesses expansion.

Staff Costs

Staff costs for the six months ended June 30, 2022 increased by 36.9% as compared to the same period in prior year to HK$59.0 million (US$7.5 million equivalent) mainly due to the additional costs from the acquisitions of new businesses during the period.

Finance Costs

Finance costs for the six months ended June 30, 2022 decreased by 61.0% as compared to the same period in prior year to HK$2.5 million (US$0.3 million equivalent), primarily due to a decrease in the interest bearing liabilities and the interest from convertible bond which was converted into Class A ordinary shares during the period.

Income Tax Expense

Income tax expense for the six months ended June 30, 2022 decreased by 4.4% as compared to the same period in prior year to HK$69.9 million (US$8.9 million), primarily due to a slightly decrease in taxable income.

Profit

Profit for the six months ended June 30, 2022 increased by 27.3% as compared to the same period in prior year to HK$801.4 million (US$102.1 million equivalent).

Accounts Receivable

Accounts receivable increased by 598.5% from HK$86.5 million as of December 31, 2021 to HK$604.3 million (US$77.0 million equivalent) as of June 30, 2022, primarily due to an increase in receivables from new businesses of HK$61.3 million (US$7.8 million equivalent) and increase in receivables generated in investment banking services of HK$427 million (US$54 million equivalent), of which were not yet due for settlement as of the period end.

Financial Assets at Fair Value Through Profit or Loss and Stock Loan

Financial assets at fair value through profit or loss and stock loan decreased by 38.2% from HK$2.8 billion as of December 31, 2021 to HK$1.7 billion (US$219.4 million equivalent) as of June 30, 2022, primarily due to (i) original investment in AMTD Digital has been eliminated to investment in subsidiary after the completion of acquisition of AMTD Digital in February 2022, offset by (ii) HK$165.6 million (US$21.1 million equivalent) of new investments acquired through the acquisition of AMTD Digital, and (iii) HK$204.1 million (US$26.0 million equivalent) of addition of new investments during the period.

Due from immediate holding company

Amount due from immediate holding company increased by 112.3% from HK$2.1 billion as of December 31,2021 to HK$4.6 billion (US$580.4 million equivalent) as of June 30, 2022, primarily due to an additional amount due from immediate holding company arising from the acquisition of AMTD Digital.

Accounts Payable

Accounts payable increased by 82.2% from HK$155.0 million as of December 31, 2021 to HK$282.5 million (US$36.0 million equivalent) as of June 30, 2022, primarily due to an increase in clients’ payables and payables to clearing house and brokers of HK$74.0 million (US$9.4 million equivalent), which was in turn attributable to the unsettled trade transactions near the period end; and an additional payable of HK$105.9 million (US$13.5 million equivalent) from new businesses, net of a decrease in clients’ monies held on trust of HK$52.4 million (US$6.7 million equivalent).

Exchange rate

The Company’s business is mainly conducted in Hong Kong and most of its revenues generated are denominated in Hong Kong dollars. This announcement contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars are made at a rate of HK$7.8472 to US$1.00, the exchange rate in effect as of June 30, 2022 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on June 30, 2022, or at any other rate.

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

	Six months ended June 30,
	2021	2022
	HK$	HK$
REVENUE

Fee and commission income	351,522,552	474,800,943
Digital solutions and other services	—	56,018,141
Fashion and luxury media advertising and marketing services	—	7,667,252
Dividend and gain related to disposed investment	167,824,938	50,213,509

	519,347,490	588,699,845
Net fair value changes on financial assets at fair value through profit or loss and stock loan	240,006,805	(141,508,552)
Net fair value changes on derivative financial assets	(36,005,365)	475,415,376

	723,348,930	922,606,669

Other income	71,500,916	57,603,453
Other operating expenses	(41,768,252)	(60,621,102)
Staff costs	(43,133,986)	(59,046,165)
Share of profit or losses of associates	—	(88,450)
Finance costs	(6,401,352)	(2,494,024)
Net fair value changes on derivative financial liability	(742,618)	13,347,266

PROFIT BEFORE TAX	702,803,638	871,307,647
Income tax expense	(73,116,457)	(69,912,890)

PROFIT FOR THE PERIOD	629,687,181	801,394,757

Attributable to:
Owners of the parent	567,049,552	741,618,999
Holders of perpetual securities	62,771,749	61,212,612
Non-controlling interests	(134,120)	(1,436,854)

	629,687,181	801,394,757

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	2.31	2.55

Diluted (HK$ per share)	2.31	2.55

Class B ordinary shares:
Basic (HK$ per share)	2.31	2.55

Diluted (HK$ per share)	2.31	2.55

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND JUNE 30, 2022

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Assets
Current assets
Accounts receivable	86,514,680	604,275,555
Prepayments, deposits and other receivables	21,916,382	332,946,735
Due from immediate holding company	2,144,975,230	4,554,755,078
Derivative financial assets	969,894,519	1,445,309,895
Other assets	136,065,738	97,482,172
Cash and bank balances	526,206,108	140,261,201

Total current assets	3,885,572,657	7,175,030,636

Non-current assets
Property, plant and equipment	67,131	1,720,726
Right of use assets	—	2,061,690
Investment in associates	—	15,291,327
Goodwill	—	58,675,041
Other intangible assets	15,171,170	737,726,551
Financial assets at fair value through profit or loss	2,574,695,685	1,436,656,772
Stock loan	211,331,400	284,939,600

Total non-current assets	2,801,265,386	2,537,071,707

Total assets	6,686,838,043	9,712,102,343

Equity and liabilities
Current liabilities
Accounts payable	155,020,918	282,463,255
Bank borrowings	388,870,500	161,132,094
Other payables and accruals	92,225,549	185,784,757
Lease liabilities	—	2,778,798
Provision	—	31,814,184
Tax payable	136,124,845	127,928,437

Total current liabilities	772,241,812	791,901,525

Non-current liabilities
Deferred tax liabilities	—	76,716,735
Derivative financial liability	13,752,673	—
Convertible bond	111,970,384	—

Total non-current liabilities	125,723,057	76,716,735

Total liabilities	897,964,869	868,618,260

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2021 AND JUNE 30, 2022

	Dec 31, 2021	Jun 30, 2022
	HK$	HK$
Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2021 and June 30, 2022; 8,000,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 62,327,851 and 144,077,210 issued and outstanding shares as of December 31, 2021 and June 30, 2022, respectively)	48,838	92,706
Class B ordinary shares (par value of US$0.0001 as of December 31, 2021 and June 30, 2022; 2,000,000,000 shares authorized as of December 31, 2021 and June 30, 2022; 183,283,628 and 233,526,979 issued and outstanding shares as of December 31, 2021 and June 30, 2022, respectively)	143,864	203,154
Treasury shares	(5,000,000,000)	(5,000,000,000)
Capital reserve	4,551,183,728	6,774,769,610
Exchange reserve	1,466,991	1,794,046
Retained profits	4,449,489,995	5,191,108,994

Total equity attributable to ordinary shareholders of the Company	4,002,333,416	6,967,968,510
Non-controlling interests	15,496,320	105,084,217
Perpetual securities	1,771,043,438	1,770,431,356

Total equity	5,788,873,174	8,843,484,083

Total liabilities and equity	6,686,838,043	9,712,102,343

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit https://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.